CONSENT

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Cardero Resource Corp. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

Technical report dated December 15, 2007 entitled “Technical Report on the Iron Sands Project: The Pampa El Toro, Carbonera and Tanaca Dune Fields, near Nazca, Peru” prepared by Mark D. Cruise, Euro Geol.; and

2.

The annual information form of the Company dated January 23, 2008, which includes reference to my name in connection with information relating to the foregoing report, and the properties described therein.

DATED  January 29, 2008

/s/ Mark Cruise

Mark D. Cruise